Exhibit 99.1

Nayax Reports Third Quarter 2025 Results

Revenue of $104.3 million, processing revenue growth of 33%
Organic Revenue growth of 25% (1)
Net income of $3.5 million with Adjusted EBITDA of $18.2 million (1)
Updates 2025 revenue and Adjusted EBITDA guidance to reflect delays in timing of M&As
Reaffirming full year Organic Revenue growth guidance

HERZLIYA, Israel, November 19, 2025 - Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the third quarter ended September 30, 2025.

“It was another strong quarter for Nayax, reflecting the continued execution of our strategy and our focus on profitable growth. We delivered strong operational and financial results, highlighted by expanding margins, disciplined growth across our segments, and consistent progress toward our long-term objectives. For the full year 2025, we continue to anticipate organic revenue growth of at least 25%. However, we are updating the inorganic contribution in our financial outlook to reflect the delayed timing of certain strategic M&A transactions,” commented Yair Nechmad, Nayax Chief Executive Officer and Chairman of the Board.

(1)
Organic Revenue, Adjusted EBITDA, Free Cash Flow and Adjusted OPEX are non-IFRS financial measures. Please refer to the footnote 3 in the table below and the additional tables at the end of this press release for a reconciliation of Organic Revenue, Adjusted EBITDA, Free Cash Flow and Adjusted OPEX to the most directly comparable IFRS measure for each. The Company does not provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially different than projected Adjusted EBITDA (non-IFRS).

Third Quarter 2025 Financial Highlights

(All comparisons are relative to the third quarter and three-month period ended September 30, 2024, unless otherwise noted)

Revenue Summary	Q3 2025 ($M)	Q3 2024 ($M)	Growth (%)
Payment processing fees	47.7	36.0	32.5%
SaaS revenue	29.4	23.9	23.0%
Total recurring revenue (1)	77.1	59.9	28.7%
POS devices revenue (2)	27.2	23.1	17.7%
Total revenue (3)	104.3	83.0	25.7%
Margin Summary	Q3 2025	Q3 2024	Variance
Payment processing margin	39.6%	33.0%	6.6%
SaaS margin	76.3%	76.0%	0.3%
Total recurring margin	53.6%	50.1%	3.5%
POS devices margin	37.0%	34.4%	2.6%
Total margin	49.3%	45.7%	3.6%

(1) Recurring revenue comprised of SaaS subscription revenue and payment processing fees.
(2) POS devices revenue includes revenues that are derived mainly from the sale of our hardware products.
(3) Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Total revenue for Q3 2025 includes $0.76 million of revenues from recent acquisitions.

•	Revenue increased 26% to $104.3 million from $83.0 million driven by both new and existing customer expansion. Revenue includes $2.0 million of favorable foreign exchange rate.

•	Organic Revenue growth for the quarter was 24.7%.

•	Recurring revenue from SaaS and payment processing fees grew 29%, to $77.1 million and represented 74% of total revenue.

o	Processing revenue growth continues to demonstrate our success as a scalable and valued payment partner to our diverse customer base as the market continues its cash-to-cashless conversion.

•	Hardware revenue increased by 18% to $27.2 million with strong demand for our products, solutions, and technology across all market segments.

•	Gross margin improved to 49.3% from 45.7%, primarily due to:

o
Recurring margin improved to 53.6% from 50.1%, driven mainly by processing margins that improved to 39.6% from 33.0% reflecting the ongoing benefits of renegotiated contracts with several bank acquirers and the Company’s improved smart-routing capabilities.

o	Hardware margin improved meaningfully to 37.0% from 34.4% driven by continuing optimization of our supply chain infrastructure, and better component sourcing and cost.

•	Operating profit was $7.8 million compared to $1.5 million in last year’s third quarter.

•	Net income was $3.5 million compared to $0.7 million in last year’s third quarter.

•
Basic and diluted earnings per share for the quarter ending September 30, 2025 were $0.095 and $0.092, respectively. Basic and diluted earnings per share for the quarter ending September 30, 2024, were each $0.019 per share.

•
Weighted average number of basic and diluted shares for the third quarter of 2025 were 37,102,759 and 38,451,507, respectively, compared with weighted average number of basic and diluted shares for the third quarter of 2024 of 36,370,817 and 37,171,974, respectively.

•	Adjusted OPEX of $34 million dollars was 32.2% of revenue and continues to improve, a testament to our disciplined cost management.

•
Adjusted EBITDA was $18.2 million, representing a margin of 17.5% of total revenue, compared to Adjusted EBITDA of $11.1 million, representing a margin of 13.3% of total revenue, in last year’s third quarter. This significant growth in our Adjusted EBITDA demonstrates the continued scaling of operating leverage in the business.

•	Cash flow provided from operating activities was $10.5 million and Free Cash Flow was $3.9 million mainly due to the timing of cash settlement from processing activities.

•	As of September 30, 2025, the Company had $172.8 million in cash and cash equivalents and short-term deposits. Short-term and long-term debt balances were at $156.2 million.

Third Quarter 2025 Operational Metric Highlights

Key Performance Indicators	Q3 2025	Q3 2024	Growth (%)
Total transaction value ($m)	1,763	1,310	34.6%
Number of processed transactions (millions)	736	609	20.9%
Take rate (payments) (4)	2.71%	2.75%	-0.04%
Managed and connected devices (thousands)	1,433	1,227	16.8%
Customers	109,571	90,875	20.6%

(4) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter.

•	Total transaction value grew by 34.6% to $1.763 billion.

•	Number of processed transactions increased 20.9% to 736 million.

•	Take rate was 2.71% as the Company continues to expand into additional verticals and new geographies.

•	Total number of managed and connected devices was approximately 1.433 million devices representing an increase of 16.8%. Nayax added more than 56,300 devices in the third quarter of 2025.

•	Growth in the customer base continued at a healthy pace, adding 4,880 new customers in the third quarter of 2025, bringing the total customer base to 109,571, an increase of 20.6%.

•	The dollar-based net retention rate remained high at 122%, reflecting strong customer satisfaction, alongside a low customer churn rate of 2.8%

Third Quarter Business Highlights

•
Partnered with ChargeSmart EV, one of the largest US charge point operators, to improve the payment experience for EV drivers across the U.S. ChargeSmart EV has named Nayax as its preferred cashless supplier, and will integrate Nayax’s EMV-certified solutions, making it easier for EV drivers to pay for services. For operators, the combination provides better visibility and real-time insights into station performance. This collaboration supports the broader push toward simpler, more reliable EV charging as the market continues to grow quickly.

•
Retail Pro (a Nayax Ltd. Company) has teamed up with Onebeat, an AI-powered inventory optimization platform, to help retailers better match their inventory to real demand. By connecting Retail Pro’s retail management tools with Onebeat’s analytics, merchants can improve stock availability, reduce overordering, and react more quickly to changes in customer behavior.

•
In August we announced a strategic partnership with Autel Energy, a leading global provider of EV charging solutions, to embed Nayax’s payment technology into approximately 100,000 Autel chargers across North America and Europe by the end of 2026. We also developed EMV-Core SDK integration certification for Uno Mini with six leading Chinese OEM partners, enabling embedded contactless payments across EV charging and other unattended machines. The certification validates Nayax’s embedded payment stack, paired with the Uno Mini terminal, and strengthens OEM adoption in one of the world’s largest manufacturing ecosystems.

Subsequent Events

•
Signed a non-binding letter of intent and exclusivity to acquire Integral Vending, Nayax’s exclusive distribution partner in Mexico. The move reflects Nayax’s continued focus on strengthening its position in the Latin American market. The combination of Integral Vending and Nayax is aligned with the Company’s multi-year strategy to bring an offering of a more complete suite of tools for managing routes, operations, and payments for the Latin American market.

2025 Financial Outlook

For the full year 2025, Nayax is reiterating its Organic Revenue guidance of at least 25%, driven by expectations of an acceleration of enterprise hardware sales in the fourth quarter and maintaining our strong recurring revenue growth.

With some delays in certain strategic M&A transactions, we are updating our financial outlook to a revenue range of $400 million to $405 million on a constant currency basis (previously $410 million to $425 million). This represents revenue growth of 27% to 29%.

The Company still anticipates an Adjusted EBITDA margin of at least 15%. The updated Adjusted EBITDA guidance for the full year reflects the lower expected inorganic contribution due to delayed M&A activity and is between $60 million and $65 million (previously $65 million to $70 million), with at least 50% Free Cash Flow conversion from Adjusted EBITDA. Free Cash Flow is defined as net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment.

2028 Outlook

As for the Company’s 2028 targets, management continues to project an annual revenue growth of approximately 35%, driven by a combination of organic growth and strategic M&A. Management also continues to target a gross margin of 50%, and an Adjusted EBITDA margin of 30%, as we continue to drive high margin recurring revenues and operational efficiency.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding forward-looking statements below.

Investor Conference Calls

Nayax will host two conference calls to discuss its results later today, November 19, 2025. The first will be in English for international investors and the other in Hebrew for Israel-based investors to discuss its third quarter 2025 results.

The conference call in English will be held at: 8:30 a.m. Eastern Time / 3:30 p.m. Israel Time / 5:30 a.m. Pacific Time. The conference call in Hebrew will be held at: 9:30 a.m. Eastern Time / 4:30 p.m. Israel time / 6:30 a.m. Pacific Time.

Participating on the call will be Yair Nechmad, Chief Executive Officer, Sagit Manor, Chief Financial Officer, and Aaron Greenberg, Chief Strategy Officer

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

https://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13756921&linkSecurityString=1e6c22c04a

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051

•	ISRAEL TOLL-FREE: 1-809-455-690

•	INTERNATIONAL: 1-201-689-8878

WEBCAST LINK:

https://viavid.webcasts.com/starthere.jsp?ei=1741175&tp_key=171f2574b4

Following the conference call, a replay will be available until December 3, 2025. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921
•	Replay TOLL/INTERNATIONAL: 1-412-317-6671
•	Access PIN: 13756921

An archive of the conference call will also be available on Nayax's Investor Relations website Nayax - Investor Relations.

To access the conference call/webcast in Hebrew, use the link:

https://us02web.zoom.us/j/81993859510?pwd=QpkCGSCGcdqYJ8WceqIIt2UN10lKuJ.1

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of September 30, 2025, Nayax has 12 global offices, approximately 1,200 employees, connections to more than 80 merchant acquirers and payment method integrations and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency — effectively and simply. For more information, please visit www.nayax.com.

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer IR@nayax.com

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding our financial outlook, future business prospects and the impact of recent acquisitions or partnerships published by the Company. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4, 2025 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains financial metrics presented on a constant currency basis as well as Adjusted EBITDA and Free Cash Flow, each of which are non-IFRS financial measures, as a measure to evaluate our past results and future prospects.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. The constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

Organic Revenue

Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.
We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net profit or loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure that we define as net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment. A reconciliation is provided at the end of this press release for Free Cash Flow to Net cash provided from operating activities, the most directly comparable financial measure prepared in accordance with IFRS.

Adjusted OPEX

Adjusted OPEX is a non-IFRS financial measure that we define as total OPEX excluding stock based compensation, depreciation and amortization.

Other Financial Metrics - Dollar-based net retention rate

Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.

NAYAX LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of September 30, 2025
(Unaudited)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30	December 31
	2025	2024

	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	167,294	83,130
Restricted cash transferable to customers for processing activity	91,410	60,299
Short-term bank deposits	5,515	9,327
Receivables in respect of processing activity	60,624	45,071
Trade receivable, net	67,356	55,694
Inventory	24,014	19,768
Other current assets	22,813	14,368
Total current assets	439,026	287,657

NON-CURRENT ASSETS:
Long-term bank deposits	210	2,155
Other long-term assets	7,498	4,253
Investment in associate	-	3,754
Right-of-use assets, net	4,608	6,292
Property and equipment, net	16,987	11,112
Goodwill and intangible assets, net	169,376	117,670
Total non-current assets	198,679	145,236
TOTAL ASSETS	637,705	432,893

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30	December 31
	2025	2024

	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short term loan	-	25,276
Current maturities of long-term bank loans	3,220	3,978
Current maturities of other long-term liabilities	5,408	1,353
Current maturities of leases liabilities	2,622	2,967
Payables in respect of processing activity	181,092	130,958
Trade payables	21,893	21,059
Other payables	42,507	33,887
Total current liabilities	256,742	219,478

NON-CURRENT LIABILITIES:
Long-term bank loans	11,375	18,605
Other long-term liabilities	9,145	20,716
Post-employment benefit obligations, net	569	497
Bonds	141,565	-
Lease liabilities	2,811	4,078
Deferred income taxes	7,384	4,274
Total non-current liabilities	172,849	48,170
TOTAL LIABILITIES	429,591	267,648

EQUITY:
Shareholders Equity:
Share capital	9	9
Additional paid in capital	231,223	220,715
Capital reserves	10,067	7,832
Accumulated deficit	(33,185)	(63,311)
TOTAL EQUITY	208,114	165,245
TOTAL LIABILITIES AND EQUITY	637,705	432,893

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024
	U.S. dollars in thousands
	(Excluding loss per share data)

Revenues	280,979	225,054	104,280	83,005
Cost of revenues	(143,542)	(124,507)	(52,914)	(45,033)
Gross Profit	137,437	100,547	51,366	37,972

Research and development expenses	(23,705)	(19,632)	(8,821)	(6,870)
Selling, general and administrative expenses	(88,766)	(71,355)	(30,007)	(26,071)
Depreciation and amortization in respect of technology and capitalized development costs	(10,428)	(8,615)	(3,926)	(3,232)
Other income (expenses)	10,944	(506)	(766)	-
Share of losses of equity method investees	(226)	(885)	-	(347)
Profit (Loss) from ordinary operations	25,256	(446)	7,846	1,452
Financial Income	8,461	2,194	1,685	1,105
Financial Expense	(9,761)	(8,512)	(4,962)	(1,434)
Profit (loss) before taxes on income	23,956	(6,764)	4,569	1,123
Tax expense	(1,611)	(513)	(1,032)	(431)
Profit (loss) for the period	22,345	(7,277)	3,537	692

Basic earnings (loss) per share	0.605	(0.205)	0.095	0.019
Diluted earnings (loss) per share	0.584	(0.205)	0.092	0.019

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS) (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024
	U.S. dollars in thousands
Profit (loss) for the period	22,345	(7,277)	3,537	692

Other comprehensive income (loss) for the period:

Items that may be reclassified to profit or loss:
Gain (loss) from translation of financial statements of foreign operations	852	364	323	(161)
Gain (loss) on cash flow hedges	1,383	(41)	(650)	(2)
Total comprehensive profit (loss) for the period	24,580	(6,954)	3,210	529

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2024 (audited)	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes in the nine months ended September 30, 2024:
Loss for the period	-	-	-	-	-	(7,277)	(7,277)
Issuance of ordinary shares	1	63,190	-	-	-	-	63,191
Other comprehensive income (loss) for the period	-	-	-	(41)	364	-	323
Employee options exercised and vesting of restricted shares	*	3,028	-	-	-	-	3,028
Share-based payment	-	-	-	-	-	6,449	6,449
Balance as of September 30, 2024 (unaudited)	9	219,742	248	9,504	214	(66,413)	163,304

Balance as of January 1, 2025 (audited)	9	220,715	463	9,973	(2,604)	(63,311)	165,245
Changes in the nine months ended September 30, 2025:
Profit for the period	-	-	-	-	-	22,345	22,345
Issuance of warrants, net	-	5,706	-	-	-	-	5,706
Issuance of options due acquisition	-	1,222	-	-	-	-	1,222
Other comprehensive income for the period	-	-	-	1,383	852	-	2,235
Employee options exercised and vesting of restricted shares	*	3,580	-	-	-	-	3,580
Share-based payment	-	-	-	-	-	7,781	7,781
Balance as of September 30, 2025 (unaudited)	9	231,223	463	11,356	(1,752)	(33,185)	208,114

(*) Presents an amount less than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of June 30, 2024 (unaudited)	9	218,792	248	9,506	375	(70,243)	158,687
Changes in the three months ended September 30, 2024:
Profit for the period	-	-	-	-	-	692	692
Other comprehensive loss for the period	-	-	-	(2)	(161)	-	(163)
Employee options exercised and vesting of restricted shares	*	950	-	-	-	-	950
Share-based payment	-	-	-	-	-	3,138	3,138
Balance as of September 30, 2024 (unaudited)	9	219,742	248	9,504	214	(66,413)	163,304

Balance as of June 30, 2025 (unaudited)	9	230,733	463	12,006	(2,075)	(39,649)	201,487
Changes in the three months ended September 30, 2025:
Profit for the period	-	-	-	-	-	3,537	3,537
Other comprehensive income for the period	-	-	-	(650)	323	-	(327)
Employee options exercised and vesting of restricted shares	*	490	-	-	-	-	490
Share-based payment	-	-	-	-	-	2,927	2,927
Balance as of September 30, 2025 (unaudited)	9	231,223	463	11,356	(1,752)	(33,185)	208,114

(*) Presents an amount less than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	22,345	(7,277)	3,537	692
Adjustments to reconcile net profit (loss) to net cash provided by operations (see Appendix A)	2,352	33,171	6,925	15,872
Net cash provided by operating activities	24,697	25,894	10,462	16,564

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(17,025)	(15,458)	(4,537)	(5,670)
Acquisition of property and equipment	(3,977)	(1,785)	(2,071)	(776)
Loans granted to related company	(2,062)	(559)	-	-
Decrease (Increase) in bank deposits	4,926	(23,126)	(4,080)	(411)
Interest received	4,382	2,194	1,509	1,149
Investments in financial assets	(5,000)	(284)	-	-
Proceeds from sub-lessee	22	170	-	59
Payments for acquisitions of subsidiaries, net of cash acquired	(15,541)	(14,934)	-	-
Repayment of contingent liability due consideration of subsidiary acquisition	(8,287)	-	(2,768)	-
Net cash used in investing activities	(42,562)	(53,782)	(11,947)	(5,649)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	-	62,686	-	-
Proceeds from issue of bonds and warrants, net	132,941	-	-	-
Interest paid	(6,806)	(3,492)	(5,208)	(1,153)
Changes in short-term bank credit	(26,000)	(17,155)	-	(4,751)
Receipt of long-term bank loans	-	17,000	-	-
Repayment of long-term bank loans	(7,884)	(2,675)	(805)	(495)
Repayment of long-term loans from others	-	(2,932)	-	(1,209)
Repayment of other long-term liabilities	(1,000)	(100)	-	-
Employee options exercised	4,067	3,184	1,387	558
Principal lease payments	(2,200)	(1,968)	(767)	(699)
Net cash provided by (used in) financing activities	93,118	54,548	(5,393)	(7,749)

Increase (decrease) in cash and cash equivalents	75,253	26,660	(6,878)	3,166
Balance of cash and cash equivalents at beginning of period	83,130	38,386	172,267	61,912
Gains (losses) from exchange differences on cash and cash equivalents	8,663	(1,214)	1,774	(220)
Gains (losses) from translation differences on cash and cash equivalents of foreign operations	248	819	131	(207)
Balance of cash and cash equivalents at end of period	167,294	64,651	167,294	64,651

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	18,565	15,495	6,830	5,934
Post-employment benefit obligations, net	45	4	10	9
Deferred taxes	(1,569)	(1,219)	(497)	(447)
Finance expenses, net	5,371	4,286	1,690	1,724
Expenses in respect of long-term employee benefits	-	634	-	-
Profit from gaining control in subsidiary	(12,152)	-	-	-
Share of loss of equity method investee	226	885	-	347
Long-term deferred income	144	287	39	(283)
Expenses in respect of share-based compensation	6,857	5,962	2,562	2,997
Total adjustments	17,487	26,334	10,634	10,281

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(31,089)	(12,229)	(10,654)	(7,690)
Decrease (Increase) in receivables from processing activity	(15,553)	(25,372)	19,794	3,726
Increase in trade receivables	(9,328)	(5,143)	(5,033)	(1,854)
Decrease (Increase) in other current assets	(4,847)	2,652	(2,399)	432
Increase in inventory	(3,238)	(1,155)	(740)	(2,600)
Increase (Decrease) in payables in respect of processing activity	50,134	48,664	(7,078)	13,407
Increase (Decrease) in trade payables	(6,304)	(819)	1,386	(550)
Increase (Decrease) in other payables	5,090	239	1,015	720
Total changes in operating assets and liability items	(15,135)	6,837	(3,709)	5,591
Total adjustments to reconcile net loss to net cash provided by operations	2,352	33,171	6,925	15,872

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	154	396	-	396
Recognition of right-of-use assets through lease liabilities	117	660	117	76
Share based payments costs attributed to development activities, capitalized as intangible assets	924	487	365	141

  IFRS to Non-IFRS Reconciliation

Quarter ended (U.S. dollars in thousands)
	Sep 30, 2025	Sep 30, 2024
Net income/loss for the period	3,537	692
Finance expense, net	3,277	329
Income tax expense (benefit)	1,032	431
Depreciation and amortization	6,830	5,934
EBITDA	14,676	7,386
Share-based payment costs	2,562	2,997
Employment benefit cost(1)	196	338
Other (income) expense(2)	766	-
Share of loss of equity method investee	-	347
ADJUSTED EBITDA	18,200	11,068

(1)	Other compensation arrangements provided to the shareholders of VMTecnologia

(2)	Represents payroll expenses resulting from one-time structural change made by the Company.

The following is a reconciliation of Operating Cash for the period, the most directly comparable IFRS financial measure, to Free Cash Flow for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Sep 30, 2025	Sep 30, 2024
Operating Cash	10,462	16,564
Capitalized development costs	(4,537)	(5,670)
Acquisition of property and equipment	(2,071)	(776)
Free Cash Flow	3,854	10,118

The following is a reconciliation of OPEX for the period, the most directly comparable IFRS financial measure, to Adjusted OPEX for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Sep 30, 2025	Sep 30, 2024
OPEX	42,754	36,173
Stock Based Compensation	(2,469)	(2,896)
Depreciation & Amortization	(6,472)	(5,609)
Employment Benefit Cost(1)	(196)	(338)
Adjusted OPEX	33,617	27,330

(1)	Other compensation arrangements provided to the shareholders of VMTecnologia